650 page Mill Road Palo Alto, CA 94304-1050 PHONE 650.493.9300 FAX 650.493.6811 www.wsgr.com

July 18, 2014

Via EDGAR and Overnight Delivery

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Pamela Long
Terence O’Brien
Nudrat Salik
Jessica Dickerson
Era Anagnosti

Re:	Vivint Solar, Inc.

Draft Registration Statement on Form S-1

Submitted May 14, 2014

CIK No. 0001607716

Ladies and Gentlemen:

On behalf of our client, Vivint Solar, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated July 10, 2014 (the “Comment Letter”), relating to the above referenced Confidential Draft Registration Statement on Form S-1 (the “Registration Statement”). We are concurrently submitting on a confidential basis via EDGAR this letter and a revised draft of the Registration Statement. For the Staff’s reference, we are providing the Staff with both a clean copy of the Registration Statement and a copy marked to show all changes from the version confidentially submitted on June 27, 2014.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except as otherwise specifically indicated, page references herein correspond to the page of the revised draft of the Registration Statement, as applicable.

Amendment No. 1 to Draft Registration Statement on Form S-1

Risk Factors, page 18

Risks Related to Our Business, page 18

If the Internal Revenue Service makes a determination . . . , page 24

1.	Please revise this risk factor to include the information you provided in response to comment 74 of our letter dated June 10, 2014. Specifically, please address your discussions with the U.S. Treasury Department in early 2013 that led to a lower valuation than the one initially used for one of your investment funds, and quantify the difference.

The Company supplementally advises the Staff it did not revise the valuation of any of its investment funds in connection with its 2013 discussions with the U.S. Treasury Department. Rather, the Company accepted approximately $2.5 million less in cash grant payments than originally anticipated without agreeing with the U.S. Treasury Department that the valuations used in its initial applications should be lowered or were inaccurate. This impacted a single investment fund. The Company determined that accepting the lower amount was an acceptable alternative to potentially prolonged discussions with the U.S. Treasury Department regarding such matter. In response to the Staff’s comment, the Company has revised its disclosure on page 24 of the Registration Statement to clarify this nuance.

Securities and Exchange Commission

July 18, 2014

Management’s Discussion and Analysis . . . , page 67

Overview, page 67

2.	We note your response to comment 23 of our letter dated June 10, 2014. Specifically, we note your statement in the second paragraph on page 68 that the fair market value of certain investment commitments was determined by independent representative appraisals at the time of such investments. Please tell us why you have not named the independent representative in the prospectus or filed the representative’s consent as an exhibit to the registration statement, in accordance with Securities Act Section 7(a) and Rule 436 of Regulation C. For further guidance, refer also to Question 141.02 of the Securities Act Sections Compliance and Disclosure Interpretations.

In response to the Staff’s comment, the Company has deleted the reference to the independent appraiser on page 69 and elsewhere in the Registration Statement.

Investment Funds, page 69

3.	We note your response to comment 24 of our letter dated June 10, 2014. Please address the following:

•	Please provide us with your analysis as to why you do not believe your business is substantially dependent on the investment fund agreements and, as a result, they would not be required to be filed as exhibits pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K. In your analysis, please be sure to address the fact that these investment funds are your primary source of financing and fundamental to the structure of your business.

Item 601(b)(10)(ii)(B) of Regulation S-K requires, among other things, that a registrant file as an exhibit any agreement (1) not made in the ordinary course of business (unless the registrant’s business is “substantially dependent” on such agreement), and (2) which is material to the registrant.

The Company has evaluated each of its investment fund agreements and respectfully advises the Staff that each of these agreements is a contract that ordinarily accompanies the kind of business conducted by the Company and was entered into in the ordinary course of the Company’s business. The Company further advises the Staff that, as set forth in detail below, there are multiple agreements that govern the terms of each investment fund. The Company respectfully submits to the Staff that, although the ability to establish of additional funds would impact the Company’s ability to grow, the agreements that actually relate to the financing of the solar energy systems are project finance agreements that do not have a material impact on how the Company operates its business. The remaining agreements relate to the ongoing operation of the subject solar energy projects, and are agreements that are ordinary for the kind of business conducted by the Company. For example, in the partnership structures there are generally five key governing agreements: (1) a master engineering, procurement and construction agreement that governs the sale of the Company’s solar energy systems to the partnership, (2) a limited liability company agreement that governs the management and economics of the partnership is entered into between the Company and the fund investor, (3) a maintenance services agreement that governs the provision by the Company of monitoring, maintenance and, in some cases, customer billing and reporting services relating to the solar energy systems, (4) when not included in the maintenance services agreement, an administrative services agreement that governs the customer billing and reporting services relating to the solar energy systems by the Company, and (5) a guaranty under which the Company guarantees certain obligations of its wholly owned subsidiaries under the foregoing agreements. In the inverted lease structures, there are generally eight key governing agreements, (1) a master engineering, procurement and construction agreement that governs the sale of the Company’s solar energy systems to the partnership is entered into between the Company and the owner partnership, (2) a limited liability company agreement of the owner partnership that governs the management and economics of the owner partnership is entered into between the Company and the tenant partnership, (3) a limited liability company agreement of the tenant partnership that governs the management and economics of the tenant partnership is entered into between the Company and the fund investor, (4) a master lease that governs the lease of solar energy systems by the owner partnership to the tenant partnership is entered into between the owner partnership and the tenant partnership, (5) a pass-through agreement that governs the election of the owner partnership to pass through the investment tax credits to the tenant partnership is entered into between the owner partnership and the tenant partnership, (6) a maintenance services agreement that governs the provision of monitoring, maintenance. customer billing and reporting services relating to the solar energy systems by the Company is entered into between the Company and either the owner partnership or the tenant partnership, (7) a renewable energy credit purchase agreement pursuant to which the Company purchases all of the renewable energy credits relating to the solar energy systems for a nominal purchase price is entered

Securities and Exchange Commission

July 18, 2014

into between the Company and either the owner partnership or the tenant partnership, and (8) a guaranty under which the Company guarantees certain obligations of its wholly owned subsidiaries under the foregoing agreements. The Company notes that these agreements are distinct from the Company’s credit facility. The entry into the Company’s credit facility was not in the ordinary course of the Company’s business. Further, unlike the agreements related to its investment funds, the credit facility contains extensive covenants that restrict the Company’s operation of its business.

Although tax equity investment funds are currently the primary source of financing to fund the growth of the Company’s business, none of these investment fund agreements is individually material to the Company and the Company is not substantially dependent on any one such investment fund. The Company’s ability to grow would be adversely affected if it was unable to establish additional investment funds. In the tax equity financing market, it is common for investors to make multiple investments with the same company. Currently, the Company has established nine investment funds with four different financial institutions. Over time, the Company expects to establish funds with additional financial institutions and other large companies. As the Company continues to establish additional investment funds, each individual investment fund will become even less material to the Company. As of the date hereof, the Company currently intends to establish up to seven additional new investment funds in 2014 and an additional 15 investment funds in 2015.

•	In the first paragraph on page 70, you state that the contractual minimum rate of return varies by investment fund. Please disclose a range of these varying rates of return.

In response to the Staff’s comment, the Company has revised its disclosure on pages 69 through 72 of the Registration Statement.

•	In your response to comment 26 of our letter dated June 10, 2014, you state that inverted lease arrangements are designed to achieve the same objective as the partnership arrangements. In the second paragraph on page 70, please revise your disclosure to explain whether the portion of the customer payments made to the tenant partnership, which are paid to you as fees, would be similar in size and frequency to the cash contributions you expect to receive from an investment fund structured as a partnership, as well as whether the preferred return distributions to fund investors are comparable to the contractual minimum rate of return the fund investors are expected to receive in a partnership structure. Please include in the prospectus the graphical presentation you provided in response to comment 26, and a brief narrative disclosure of the material terms of the relationship among the owner and tenant partnerships, as well as the three Vivint entities identified in the graphical presentation. Please also disclose the material terms of the master lease and the preferred return distributions to the fund investors.

In response to the Staff’s comment, the Company has revised its disclosure on page 69 of the Registration Statement. The Company believes that the disclosure, as revised, contains a description of all of the terms of the inverted lease structure that would be material to an investor in an initial public offering.

4.	We note your response to comment 26 of our letter dated June 10, 2014. Please help us better understand the key differences between the partnership and inverted lease structures and correspondingly why there would not be any impact on the accounting depending on which structure was used. Please also better highlight the key differences between the two structures in your disclosures. Please specifically address the following:

The Company respectfully draws the Staff’s attention to the revised disclosure on pages 71, 72 and 82 through 84 of the Registration Statement. While there are key differences between the Company’s partnership and inverted lease structures, they are designed primarily to achieve similar objectives as described in detail in the bullets below. As outlined in the Company’s responses to comments Nos. 26 and 34 in its letter dated June 27, 2014, the Company’s allocation of GAAP income or loss to the non-controlling interests and redeemable non-controlling interests under the HLBV method is driven by the liquidation provisions of the contractual agreements of each fund, which dictates the allocations between the partners in the event of liquidation.

•	You note that fund investors have different return requirements, which appears to impact the type of fund structure that they choose. Please highlight the key differences in the returns that the investors receive in both of these structures. For example, it appears based on your disclosures on page 70 that investors in both structures receive value from customer payments, investment tax credits, and benefits associated with accelerated tax depreciation. Please correspondingly address why there would not be any significant impact of these differences on your application of the HLBV method;

Securities and Exchange Commission

July 18, 2014

The Company respectfully advises the Staff that while the rates of return that the fund investors receive vary by investment fund, these rates of return are not driven by the investment fund structure (e.g., inverted lease structures or partnership structures). The selection of a particular investment structure is determined by negotiation between the Company and the investors. A fund investor’s structure preference may be caused by past experiences or familiarity with a particular structure. The Company is primarily motivated to obtain the most attractive cost of capital and if a particular investor is able to meet the Company’s cost of capital requirements the Company has been willing to accommodate that investor’s preferred fund structure if it has been accepted by participants in tax equity financings to be an appropriate means of attributing tax benefits. In addition, both the Company and the investors prefer structures which have been previously accepted by the IRS as a means to assign the tax benefits generated by the solar energy systems.

•	It appears that one of the differences between the structures is whether you contribute cash in the case of a partnership structure or solar energy systems in the case of the inverted lease structures. Please help us understand why there would be no impact of this difference on your application of the HLBV method; and

In the partnership structures, a subsidiary of the Company and the fund investor contribute cash to the fund and the fund then purchases the solar energy system assets from a subsidiary of the Company. In the inverted lease structures, the fund investor contributes cash, which is then distributed to a subsidiary of the Company as a dividend, and the subsidiary of the Company contributes solar energy system assets to the fund as a capital contribution. Given that the funds own the solar energy systems in both structures at the Company’s cost basis, the resulting GAAP and tax equity balances are effectively the same under both structures and therefore there is no material impact on the application of HLBV.

•	Please highlight the key differences between the values that you receive under both of these structures, as well as any key differences in your other rights and obligations. For example, it is not clear if there is a difference in timing as far as when you start receiving the value of the funds based on the structure. In this regard, we note that under the partnership structure, you receive substantially all of the value attributable to the long-term customer payments and other incentives only after the fund investor receives a contractual minimum rate of return on its investment. Please correspondingly address why there would be no significant impact of these differences on your accounting for these two structures.

The Company respectfully advises the Staff that the selection of the investment fund structure type does not in and of itself drive the timing or recognition of value. However, as disclosed on page 82 of the Registration Statement, the Company has determined that its investment funds represent substantive profit sharing arrangements, where allocations to the partners differ from their stated ownership percentages. For its partnership structures, a substantial portion of the value generated by the solar energy systems is provided to the fund investor until the allocations to the investors “flip” upon the achievement of a target rate of return on its investment. After the “flip” point, the Company receives substantially all of the value generated by the solar energy systems. Similarly, for the Company’s inverted lease structures, a substantial portion of the value generated by the solar energy systems is provided to the fund investor until the “flip” point, which is generally based upon the passage of a stated period of time corresponding to the expiration of the recapture period associated with the investment tax credits. The Company has revised the disclosure on page 70 of the Registration Statement to clarify this difference in timing between the two structures. The timing of the “flip” is not constrained by the choice of the investment fund structure. For example, partnership structures exist in which the “flip” is based on passage of time, even though all of the Company’s partnerships “flip” dates are determined based on the achievement of a specified yield. Hence, future investment funds may contain different features than those the Company currently employs, even if the Company’s overall objectives continue to be the achievement of an optimal cost of capital through the assignment of tax benefits generated by the solar energy systems.

The Company respectfully advises the Staff that the application of the HLBV is performed consistently amongst the Company’s partnership and inverted lease structures. Given that the specific contractual liquidation provisions of the investment funds differ (as more fully described in the response to Staff comment No. 6 below), the results of applying this allocation methodology may differ by fund. However, such differences are not driven specifically by the selection of a partnership or an inverted lease structure. As disclosed in the Registration Statement, the Company attributes income and loss to the non-controlling interests and redeemable non-controlling interests in the consolidated statements of operations by calculating the change in the amount that the respective fund investors would hypothetically receive at each balance sheet date under the liquidation provisions contractually stipulated for each of these funds, assuming the GAAP net assets of the respective investment funds were liquidated at their recorded amounts. As previously disclosed, the terms and conditions of each investment fund vary significantly by investor and by fund.

Securities and Exchange Commission

July 18, 2014

Key Operating Metrics, page 71

5.	Please expand your disclosure to include the discussion provided in your response to comment 11 in your letter dated June 27, 2014, regarding the basis for your assumptions underlying your estimated retained value metrics. In addition, please address the following:

•	Identify the “similar types of cash flow streams from high-quality assets” you considered in developing your discount rate. Explain how you have considered the likelihood of customer default in comparison with these other types of arrangements.

•	Explain your basis for assuming the 90% renewal rate, given the limited duration of your experience.

•	Explain how you estimate the expected cash distributions you will make to fund investors.

•	Describe the uncertainties in projecting cash flows twenty and more years into the future, given the many factors that could influence the solar energy market and the broader energy market, including competition from other solar energy providers, fluctuations in prices for other types of energy, unforeseen technology advances, etc. Explain how these uncertainties affect the usefulness of these metrics.

In response to the Staff’s comment, the Company advises the Staff that it’s estimates are based on the best information available to it at this time, and the Company’s estimates are consistent with industry standards.

The Company believes that a discount rate of 6% is appropriate based on recent market transactions that demonstrate that a portfolio of residential solar customer contracts is an asset class that can be securitized successfully on a long term basis, with a coupon of less than 5%. The Company notes that SolarCity Corporation has securitized two large portfolios of residential solar contracts within the past year, with coupon rates less than 5%. Therefore, the Company believes a 6% discount rate is an appropriate and reasonable estimate since the Company’s residential solar contracts, with customers with high credit scores with whom the Company has historically experienced very low default rates, have the same characteristics as SolarCity’s.

The Company’s estimate for a renewal rate of 90% is based on the life expectancy of the assets and the belief that customers will continue to receive value from the energy generated by the solar energy systems as compared to purchasing energy from utilities if utility rates for residential electricity continue to increase at their historical pace. Additionally, such renewal rates are generally consistent with the renewal rate experienced by Vivint Inc., our sister company. The Company also submits to the Staff that its use of a 90% renewal rate is clearly disclosed as an assumption, and thus enables an investor to quantify the renewal portion of retained value and even exclude it entirely by assuming a 0% renewal rate.

The Company’s expected distributions to fund investors are contractual and are based on the contracted rates, expected sun hours and the production capacity of the solar equipment installed.

The Company acknowledges that it cannot guarantee its projections of cash flows 20 years in to the future. However, the Company believes that providing no projections, guidance or framework to investors would misrepresent the value of the Company and provide investors with no basis for the significant capital investments being made, or the reason management and investors believe such investments are warranted and viable. The Company believes this would understate the value of the organization and would not allow an investor the means to evaluate the Company against others providing a similar framework.

The Company also notes that its business model is very similar to the business model of SolarCity, the Company’s most direct publicly traded competitor and the only other publicly traded company wholly focused on offering distributed solar energy. A common aspect of this business model is providing customers with solar energy with little to no initial out of pocket costs. Under this model, the cost of the installation is borne by the distributed solar energy company, for which it typically receives a contractually committed revenue stream of approximately 20 years.

Securities and Exchange Commission

July 18, 2014

The Company advises the Staff that SolarCity uses retained value as a key metric and means to value their business in its public disclosures, which metric is used and displayed by the various sell side analysts providing coverage for SolarCity. The Company believes this metric has merit as a means to display the value associated with the contracted and expected revenue streams associated with the solar installations under management, generating power and providing an income stream for investors. The Company believes that estimates used in calculating this metric are understood by investors, and although the Company believes that the estimates are reasonable, the Company also believes that it has provided investors, through the Registration Statement including in the Risk Factors and Management’s Discussion and Analysis of Financial Condition and Results of Operations sections, with the information to adjust the estimates as they see fit in calculating their view, if different, of their estimate of the current value of contracted and expected revenue streams. In addition, this key metric, calculated in a similar fashion and using similar assumptions, enables investors to compare the relative valuations of the Company and SolarCity. In response to the Staff’s comment, however, the Company has revised its disclosure on page 75 of the Registration Statement to further highlight the uncertainties of projecting cash flows up to 30 years into the future.

Results of Operations, page 81

6.	We note your response to comment 34 of our letter dated June 10, 2014. Please further clarify in your disclosures the reasons why the use of the HLBV method to determine the allocable share of the results of the joint ventures attributable to fund investors has resulted in the allocation of a significant net loss to non-controlling interests and correspondingly net income to stockholders in recent periods. For example, for the three months ended March 31, 2014 compared to the three months ended March 31, 2013, you note that the increase in net loss attributable to non-controlling interests and redeemable non-controlling interests was mainly due to the $50.5 million loss allocation from funds into which you were selling assets. Please better explain what caused this loss allocation including why there would be such significant differences between the net assets of the investment fund and the partners’ respective tax capital accounts in the investment fund especially at the inception of the funds. Please also disclose whether you expect the differences between the net assets of the investment funds and partners’ respective tax accounts to decrease over time and the corresponding expected impact of this decrease on the amounts allocated to non-controlling interests and net income or loss attributable to stockholders.

The Company respectfully advises the Staff that, as disclosed on page 82 of the Registration Statement, the Company has determined that the contractual arrangements of its investment funds represent substantive profit-sharing arrangements. As such, the Company has applied the HLBV method to determine the income and loss attributable to the non-controlling interests and redeemable non-controlling interests. Under the HLBV method, the amounts of income and loss attributed to the non-controlling interests and redeemable non-controlling interests in the consolidated statements of operations reflect changes in the amounts the fund investors would hypothetically receive at each balance sheet date under the liquidation provisions of the contractual agreements of these funds, assuming the net assets of the respective investment funds were liquidated at recorded amounts determined in accordance with GAAP. The residual amount of income or loss is then attributed to the Company’s stockholder.

In applying the HLBV method and determining the fund investors’ claims on the net assets of each investment fund, the Company first compares the GAAP net assets of the investment fund to the partners’ aggregate tax capital accounts to determine the hypothetical liquidation gain or loss associated with the investment fund. The allocations of the hypothetical liquidation gain or loss are then determined by each investment fund’s contractual liquidation provisions. Although the allocations of GAAP income and loss to the non-controlling interests and redeemable non-controlling interests under HLBV will vary from fund to fund, funds that adopt the partnership structure or inverted lease structure tend to have similar characteristics:

•	Partnership Structures. With a fund that adopts a partnership structure, the allocation percentages typically changes or “flip” after the achievement of the funds investor’s target rate of return on its investment. After the “flip” point, the Company receives substantially all of the value generated by the solar energy systems. The contractual liquidation provisions associated with the Company’s existing partnership structures provide preferential allocations of liquidation gains or losses to the fund investor until they receive their target rate of return on their investment. The receipt of the tax benefits, such as investment tax credits and bonus depreciation, from the inception of the fund are a significant economic benefit to the fund investors and count toward the fulfillment of the fund investor’s target rate of return on its investment, which in turn reduces the amount distributable to the fund investor pursuant to the contractual liquidation provisions. The resulting large decreases in the fund investor’s claim on the net assets of the investment fund result in the allocation of a significant portion of the consolidated net loss to the fund investors. As such, given that the loss attributed to non-controlling interests and redeemable non-controlling interests can exceed the consolidated net loss, this may result in the allocation of net income to common stockholders (as was observed for the period ending March 31, 2014).

Securities and Exchange Commission

July 18, 2014

•	Inverted Lease Structures. With a fund that adopts an inverted lease structure, allocation percentages typically “flip” based on the passage of a stated period of time corresponding to the expiration of the recapture period associated with investment tax credits. Unlike the allocation provisions of funds that adopt a partnership fund structure, the tax benefits do not bring an inverted lease fund investor closer to a “flip” associated with achieving a contractually defined target rate of return on its investment or result in a decrease in the claim on the net assets of the fund in liquidation. Thus, although an inverted lease fund investor generally receives similar tax benefits as a partnership fund investor, amounts received by inverted lease investors upon a hypothetical liquidation are not impacted by the receipt of such tax benefits. At the “flip” point after the expiration of the recapture period, the allocation percentage changes, the investors’ claims on the net assets of such funds generally decreases and such decreases in turn result in a net loss attributable to the fund investor as a result of the application of HLBV.

As a result of the factors described above, even under circumstances where there are minor differences between GAAP net assets and the partners’ tax capital accounts, the application of HLBV may cause significant loss allocations to the fund investor since the allocations of liquidation gains or losses under the investment fund’s contractual liquidation provisions reduce the fund investor’s claim on net assets.

In addition, HLBV allocations may also be initially affected by the timing of each investor’s cash contribution relative to the timing of the Company’s contribution or sale, as applicable, of solar energy systems into the respective funds. The impact of such timing is not related to the structure of the investment fund.

As noted in the response to Comment No. 4, the investment funds record the receipt of the solar energy systems at their historical cost. However, a portion of the solar energy systems purchased by investment funds that have adopted a partnership structure are not yet installed at the time of purchase, and such uninstalled solar energy systems do not have any carryover basis (i.e., historical cost) allocated to them. A wholly owned subsidiary of the Company has an obligation to purchase, install, and provide the solar energy system equipment to the applicable investment fund for any in-progress projects that were previously purchased by such investment fund. If such subsidiary does not ultimately provide the investment fund with the purchased solar energy systems, it must refund the purchase price to the investment fund. In these specific cases, the Company has determined that the portion of the cash purchase price paid by an investment fund that relates to in-progress projects should be recorded as a receivable (i.e., representing the investment fund’s right to receive panels and related equipment for solar energy systems that are installed after the project is purchased by the investment fund). In assessing the GAAP treatment of this receivable on the investment fund’s balance sheet, the Company considered the guidance presented in Staff Accounting Bulletin 4(g), Notes and Other Receivables from Affiliates. In SAB 4(g), the Staff has stated that notes or other receivables from a parent or another affiliate should be treated as a deduction from members’ equity. The Staff has also indicated that the balance sheet display of these or similar items is not determined by the quality or actual value of the receivable or other assets “contributed” to the capital of the affiliated general partner, but by the relationship of the parties and the control inherent in that relationship. Accordingly, given that a wholly owned subsidiary of the Company controls each investment fund, the Company has accounted for the entire difference between the carryover basis of the purchased solar energy systems and the cash distributed to its subsidiary as a reduction in members’ equity in accordance with GAAP. Installations of solar energy systems subsequent to the purchase of the solar energy systems will be accounted for as additional equity contributions. This approach will result in liquidation losses (i.e., a GAAP equity balance that is less than the tax capital accounts) to be allocated amongst the partners upon the initial contribution of the solar energy systems, and that loss is allocated primarily to the investor in an investment fund. However, subsequent installations of any previously purchased solar energy systems will increase the GAAP equity balance and will thus result in lower liquidation losses to be allocated amongst the partners in subsequent periods. As a result, any such losses allocated to an investment fund are expected to reverse over a relatively short period of time, in most cases within approximately three months as a result of the application of the HLBV methodology.

For the quarter ended December 31, 2013, the Company sold solar energy systems to Funds D and E, each of which adopted partnership structures. This sale of the solar energy systems provided the investor in each fund with significant tax benefits and as discussed above resulted in a loss attributable to the non-controlling interests and redeemable non-controlling interests under the HLBV method to reflect the reduction in each investor’s claim on net assets under the contractual liquidation provisions specific to the applicable funds. Specifically, approximately $59.1 million of the total loss of $63.2 million allocated to the fund investors was caused by the receipt and allocation of tax benefits in Funds D and E. For the quarter ended March 31, 2014, only $15.7 million of the total loss of $51.3 million allocated to the non-controlling interests was caused by the receipt of the tax benefits for Funds D, E and H, which are structured as partnerships. In that period, $34.8 million of the loss allocated to the non-controlling interests was caused by a significant liquidation loss for Fund G related to differences between the GAAP net equity and the tax capital accounts due to Fund G purchasing a large number of solar energy systems that were not yet installed.

Securities and Exchange Commission

July 18, 2014

In summary, the Company respectfully advises the Staff that the Company applies the HLBV allocation methodology consistently across its investment funds; however, the allocations to the non-controlling interests and redeemable non-controlling interests may vary significantly depending on the structure of its funds, the contractual liquidation provisions of such funds, the age of its funds and the timing of each investor’s cash contribution relative to the timing of the Company’s contribution or sale, as applicable of solar energy systems to the respective fund. As a result, it is not possible to accurately predict how the Company’s future results may be impacted as it expects to enter into new fund arrangements in future periods and the impact of those funds on the attribution of income or loss to the non-controlling interests and redeemable non-controlling interests is unknown; however, the Company has revised its disclosure on pages 82 through 84 of the Registration Statement to describe the factors that may contribute to variability in its results as a result of the application of the HLBV method.

Liquidity and Capital Resources, page 89

Sources of Funds, page 89

Debt Instruments, page 90

7.	We note your response to comment 39 of our letter dated June 10, 2014. However, your revised disclosure does not appear to address the material restrictions to your ability to incur additional indebtedness, as imposed by your credit facility. Please revise the discussion about your credit facility on page 90 to include this disclosure.

The Company would draw the Staff’s attention its disclosure on page 93 of the Registration Statement that “the credit facility includes customary events of default and covenants, including covenants that restrict our ability to incur indebtedness…”. On a supplemental basis, the Company would inform the Staff that the credit facility restricts the ability of Vivint Solar Holdings, Inc., the Company and the other guarantors ability to incur indebtedness (as defined in the credit facility), subject to certain exceptions. The credit facility does not restrict the Company’s ability to enter into investment funds of the type that it has historically pursued. In response to the Staff’s comment, the Company has revised its disclosure on page 93 of the Registration Statement to identify the material exceptions to the Company’s ability to incur indebtedness.

Critical Accounting Policies and Estimates, page 97

General

8.	We note your response to comment 41 of our letter dated June 10, 2014. The U.S. Treasury grants and investment tax credits related to your solar energy systems are based on a certain percentage of the system’s eligible tax basis, which appears to generally be the fair market value of systems. Please tell us what consideration you gave as to whether arriving at the fair market value of systems for purposes of claiming grants and tax credits incorporates significant accounting estimates or judgments. In this regard, we note your response to comment 74 discusses that you accepted lower valuations that were initially used when you filed your U.S. Treasury grant applications and your response to comment 79 discusses the impact of differences between your determination of fair market values of systems and the fair market values of systems as determined by the IRS.

In response to the Staff’s comment, the Company has included additional disclosure as to the significant estimates and judgments inherent in the valuations set forth on page 103 of the Registration Statement. The Company respectfully advises the Staff that, when calculating the fair market value of solar energy systems for purposes of claiming grants and tax credits, as with most valuations, estimates and/or judgments are required. As disclosed to the Staff, the Company obtained appraisals or valuations of an independent third party, which used valuation techniques consistent with industry practice to determine the fair market values and considered various factors such as the cost of producing the solar energy systems, the estimated price that could be obtained in the market from the sale of the solar energy systems and the present value of the economic benefits expected to be generated by the solar energy systems.

Securities and Exchange Commission

July 18, 2014

As noted in the response to Staff comment No. 1, after discussions with the U.S. Treasury Department, the Company agreed to accept approximately $2.5 million less in cash grant payments than it had initially anticipated, specifically without agreeing with the U.S. Treasury Department that the valuations used in its initial applications should be lowered or were inaccurate. This impacted a single investment fund. The Company determined that agreeing to the lower amount was an acceptable alternative to potentially prolonged discussions with the U.S. Treasury Department regarding such matter and to cause the U.S. Treasury Department to resume paying the cash grant balances owed to the Company. However, given that the U.S. Treasury grants are only recognized upon the grant approval date, there was no impact on the accounting as a result of the decrease in the amounts of the grants as the approval date is after the U.S. Treasury review of the fair market value of the system. To date, there have been no significant adjustments to the U.S. Treasury grants following receipt of the cash grant payout.

As noted previously, the Company receives minimal allocations of investment tax credits as the majority of such credits are allocated to the fund investor. Therefore, the Company does not believe adjustments to the fair market value of the solar energy systems would have a material impact on the financial statements given the minimal amounts recognized historically. However, as discussed in the response to Staff comment No. 19, the Company is contractually obligated to make certain investors whole for losses that the investors may suffer in certain limited circumstances resulting from the disallowance or recapture of investment tax credits. The Company has concluded that the likelihood of a recapture event is remote and consequently has not recorded any liability in the consolidated financial statements for any potential recapture exposure. The Company has added disclosure on pages 103 and F-35 of the Registration Statement to clarify this potential exposure and to disclose that the Company has assessed it is currently not significant based on facts known at the reporting date.

Stock-Based Compensation, page 101

9.	We note your response to comment 42 of our letter dated June 10, 2014. Please address the following:

•	Please provide us with your revenues for each quarter in 2013, cumulative installations at the end of each quarter in 2013, and estimated nominal contracted payments remaining amounts at the end of each quarter in 2013.

In response to the Staff’s comment, the requested information is set forth in the table below.

	Q1 2013	Q2 2013	Q3 2013	Q4 2013
Total revenues (in thousands)	592	1,333	2,274	1,971
Cumulative installations (in units)	4,783	7,454	10,375	13,296
Estimated nominal contracted payments remaining (in millions)	147.9	223.3	306.8	394.1

•	You determined solely for financial reporting purposes that the fair value of your common stock was higher than the fair values previously determined by the Board for the option grants in 2013 and the first quarter of 2014. Please further clarify why you indicate that the revaluations were determined solely for financial reporting purposes only.

As disclosed in the Company’s registration statement, in connection with the preparation of its financial statements for the year ended December 31, 2013 and the three months ended March 31, 2014, the Company re-evaluated the estimate of the fair value of its common stock for financial reporting purposes. The Company previously granted stock options to employees using the best available information at the date of grant, which, for financial reporting purposes, was subsequently determined to be below fair value based on this re-evaluation. The re-evaluation did not result in a restatement of the Company’s financial statements as the Company had not issued its annual or interim financial statements at the date of such re-evaluation. In the response referred to above the Company indicated that the revaluations were determined solely for financial reporting purposes to be clear that they were not conducted for tax or any other purpose.

•	Please tell us whether there are any additional planned equity issuances at this time. We will not be able to complete our evaluation of your response until the IPO range has been disclosed.

On July 7, 2014, the board of directors of the Company granted options to purchase 320,000 shares of its common stock at an exercise price of $3.97 per share. As of the date of this letter, the Company does not anticipate that it will grant any additional options or sell any equity prior to its initial public offering.

Securities and Exchange Commission

July 18, 2014

Business, page 107

Our Strengths, page 113

10.	We note your response to comment 53 of our letter dated June 10, 2014. You now state that your emphasis on variable compensation for your sales personnel and installers differentiates you from other distributed solar energy companies. Please disclose the basis for your belief that your variable compensation structure differentiates you from other distributed solar energy companies.

The Company respectfully informs the Staff that the above referenced statement was based on management’s beliefs, based on management’s experience in the distributed solar energy industry. However, in response to the Staff’s comment, the Company has deleted such statement.

Our Strategy, page 115

11.	We note your response to comment 54 of our letter dated June 10, 2014. Please expand your disclosure to provide some context to your statement about Solmetric’s “unique and proprietary shade measurement technology.”

In response to the Staff’s comment, the Company has deleted the above referenced disclosure related to the Solmetric acquisition on pages 7 and 118 of the Registration Statement.

Operations and Suppliers, page 117

12.	We note your response to comment 57 of our letter dated June 10, 2014. However, given that you purchase substantially all of your solar photovoltaic modules from two suppliers and all of your inverters from one supplier, and that you disclose that it may be difficult to quickly identify alternate suppliers or to qualify alternative products on commercially reasonable terms, please explain to us why the master contract arrangements with your major suppliers would not constitute material arrangements upon which you are substantially dependent. Refer to Item 601(b)(10)(ii)(B) of Regulation S-K.

In response to the Staff’s comment, the Company is in the process of negotiating a new agreement with its inverter supplier, and intends to file such agreement once finalized. On a supplemental basis, the Company informs the Staff that there is currently ample supply of solar photovoltaic modules available to the Company and the industry and the Company’s business is not substantially dependent on its photovoltaic module supply arrangements. As a result, such agreements are not required to be filed pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

Management, page 124

Non-Employee Director Compensation, page 132

13.	We note your response to comment 64 of our letter dated June 10, 2014. If true, please disclose that Mr. D’Alessandro does not receive compensation directly from the company for his services on the board of directors.

In response to the Staff’s comment, the Company has revised its disclosure on pages 135 and 136 of the Registration Statement.

Executive Compensation, page 134

14.	We note your response to comment 65 of our letter dated June 10, 2014. Please disclose in footnote (11) that the option awards were determined and approved by the company’s board of directors, in its discretion.

In response to the Staff’s comment, the Company has revised its disclosure on page 139 of the Registration Statement.

Securities and Exchange Commission

July 18, 2014

Financial Statements

General

15.	We note your response to comment 69 of our letter dated June 10, 2014. The pro forma statements of operations information appears to only present pro forma net income per share. We remind you that Rule 11-02(b)(3) requires you to provide pro forma financial statement information for major income statement captions. Please provide additional pro forma financial information accordingly.

The Company respectfully submits that it believes that the repayment of borrowings under its revolving lines of credit with Vivint, Inc. is not an event or transaction that would be material to investors within the meaning of Rule 11-01(a)(8) of Regulation S-X warranting pro forma financial statement information required by Rule 11-02(b)(3), nor would the inclusion of such pro forma financial statements be customary for transactions of this kind. The Company respectfully advises the Staff that the only line items in the Company’s pro forma statement of operations impacted by the repayment is interest expense and tax expense and the Company has currently disclosed the pro forma adjustments for these two items in the pro forma earnings per share reconciliation on page 66 of the Registration Statement. Therefore, we do not believe additional disclosure is warranted.

Note 2. Summary of Significant Accounting Policies

Basis of Presentation and Principles of Consolidation, page F-8

16.	We note your response to comment 71 of our letter dated June 10, 2014. It does not appear that additional disclosures have been provided to clearly disclose, if true, that the financial statements provided reflect all of the costs of doing business related to these operations, including expenses incurred by other entities on your behalf. Refer to SAB Topic 1:B.1. Please advise or revise your disclosures as necessary.

In response to the Staff’s comment, the Company believes that all costs have been captured and has revised the disclosure on page F-8.

Segment Information, page F-9

17.	Please tell us if the acquisition of Solmetric Corporation had any impact on your determination of operating segments pursuant to ASC 280. Please also provide the disclosures required by ASC 280-10-50-40 regarding your products. It appears that you are selling multiple products as a result of your acquisition of Solmetric Corporation.

In response to the Staff’s comment, the Company has updated the disclosure on page F-9 of the Registration Statement to include revenue by product. The Company respectfully advises the Staff that it did evaluate whether the acquisition of Solmetric Corporation would have an impact on the Company’s operating segments. The Company currently believes that Solmetric does not meet the definition of an operating segment under ASC 280 as the Chief Operating Decision Maker (“CODM”) allocates resources and assesses performance at a consolidated level, and does not receive or review Solmetric’s operating results nor does the CODM make decisions about resource allocation and assess performance at the Solmetric level.

US Treasury Grants, page F-11

18.	We note your response to comment 73 of our letter dated June 10, 2014. In regards to investment tax credits, you have historically received de minimis amounts due to the allocation of 1.00% or less of these benefits. Please help us better understand why you receive such minimal allocations of these amounts. Please clarify who is entitled to these investment tax credits. If you are entitled to them, please clarify whether you reassign them to the investors and receive anything in return from investors in exchange for the reassignment.

The Company respectfully advises the Staff that the Company has historically been allocated 1.00% or less of the investment tax credits as the structure of the Company’s investment funds is designed to allocate 99.00% or 99.99% of the investment tax credits to the respective fund investors. The fund investors receive an economic benefit from the allocation of the investment tax credits and as a result, the Company is able to obtain a lower cost of capital. The portion of the investment tax credits allocated to the Company are not reassigned or sold by the Company; rather, they will be used to offset taxable income to the extent the Company generates taxable income in the future.

Securities and Exchange Commission

July 18, 2014

19.	We note your response to comment 74 of our letter dated June 10, 2014. You agreed to accept lower valuations than were initially used when you filed U.S. Treasury grant applications. Please disclose the impact on your financial statements of agreeing to accept lower valuations. For example, we note based on your disclosures on page F-33 that you are contractually obligated to make certain VIE investors whole for losses that the investors may suffer in certain limited circumstances. We also note the impact of lower valuations of solar energy systems on your guarantees, which you discuss in your response to comment 79. Please also confirm that your acceptance of these lower valuations was prior to receiving a notice of approval from the U.S. Treasury Department and correspondingly prior to you recording the grant.

As discussed in the response to Staff comment No. 1, the Company accepted the lower valuations to avoid potentially prolonged discussions with the U.S. Treasury Department regarding such matter and to cause the U.S. Treasury Department to resume payment of the cash grant balances to the Company. In accordance with the Company’s accounting policy on page F-12, these grants had not been recognized by the Company as the grant values in question had not been approved by the U.S. Treasury Department. As a result, the decrease in the amount of such grants did not directly impact the Company’s financial statements, other than the Company recording and receiving approximately $2.5 million less in cash grant payments than originally anticipated. As disclosed on page 24 of the Registration Statement, the Company was not obligated to make any payments as a result thereof.

Guarantees, page F-33

20.	We note your response to comment 78 of our letter dated June 10, 2014. In regards to guarantees related to the performance of certain obligations of your subsidiaries to the investment funds, it is not clear how you determined that these solely represent guarantees related to performance as it appears that you could also be required to make payments to fund investors in certain cases. Please further advise or provide the disclosures required by ASC 460-10-50, including the maximum potential amount of future payments. Please also disclose the nature of the additional guarantee you discuss in your response regarding the obligation to contribute additional cash sufficient to make a stated cash distribution to fund investors. In a similar manner to your response, you should consider indicating that you determined the maximum potential exposure to not be significant.

The Company respectfully advises the Staff that the Company guarantees obligations of its directly or indirectly wholly owned subsidiaries under the investment fund agreements. With respect to each investment fund, the guaranteed obligations include obligations of the Company’s subsidiary that owns the managing member interests in such fund and of its subsidiaries that provide development, administrative or maintenance services. As noted in the Company’s prior response, the scope of the guarantee varies across different funds; however, the obligations guaranteed by the Company do not cover any obligations of third parties nor do they in any event exceed the obligations of any such wholly owned subsidiary to perform under the governing documents of each individual investment fund. Therefore, the Company considers each guarantee to be related to the subsidiary’s own performance. The Company’s and its subsidiaries’ other obligations to make payments to the fund investor, whether directly or indirectly through the investment fund, relate to compensation for damages arising from events such as indemnities for breach of the investment fund agreements or damages associated with gross negligence, fraud or willful misconduct, none of which are quantifiable, expected, or in the ordinary course, and therefore not included in the disclosure. As previously disclosed in our response to comment No. 78 in the Staff’s letter dated June 27, 2014, the Company believes that such guarantees are outside of the recognition and disclosure requirements of ASC 460 in accordance with ASC 460-10-15-7(i).

On pages F-34 and F-35 the Company has disclosed the obligations of the Company and its subsidiaries to make payments in respect of ITC recapture, if any, under all of the investment fund agreements and to make payments to provide minimum cash distributions to the fund investor under Fund A (discussed further below), as required by ASC 460-10-50.

In response to the Staff’s comment regarding disclosure of the nature of the Company’s obligation to contribute additional cash sufficient to make a stated cash distribution to the investor in Fund A, the Company has revised the disclosure on pages F-34 and F-35 to indicate the nature of the obligation, that the Company has not made payments under the guarantee because Fund A has generated sufficient cash flow to make the stated cash distributions to the fund investor, and that the Company has determined that the potential exposure under the guarantee is not significant.

Securities and Exchange Commission

July 18, 2014

21.	We note your response to comment 80 of our letter dated June 10, 2014. Please confirm that you do not guarantee a specified minimum internal rate of return to be received by fund investors. If so, please expand your disclosures to discuss these guarantees pursuant to ASC 460.

The Company confirms that it does not guarantee a minimum internal rate of return to be received by fund investors.

Amendment No. 2 to Draft Registration Statement on Form S-1

Exhibits, page II-4

We note your disclosure that you have requested confidential treatment for certain portions of several exhibits to your registration statement. Please be advised that we will declare the registration statement effective only after resolving any comments with respect to your confidential treatment application. Any comments on the confidential treatment application will be sent under separate cover.

The Company acknowledges receipt of this comment.

Please direct any questions regarding the Company’s responses or the revised draft of the Registration Statement to me at (206) 883-2524 or mnordtvedt@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Michael Nordtvedt

Michael Nordtvedt

cc:	Gregory S. Butterfield, Vivint Solar, Inc.

Shawn J. Lindquist, Vivint Solar, Inc.

Larry W. Sonsini, Wilson Sonsini Goodrich & Rosati P.C.

Jeffrey D. Saper, Wilson Sonsini Goodrich & Rosati P.C.

Robert G. Day, Wilson Sonsini Goodrich & Rosati P.C.

Kevin P. Kennedy, Simpson Thacher & Bartlett LLP

Igor Fert, Simpson Thacher & Bartlett LLP

David Hickox, Ernst & Young LLP